Exhibit 99.1

Aegean Marine Petroleum Network Inc.
Appoints Pavlos Papageorgiou as Chief Financial Officer

New York, NY, April 17, 2018 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or "the Company"), a leading international marine fuel logistics company, today announced that Pavlos Papageorgiou has been appointed Chief Financial Officer, effective immediately. Mr. Papageorgiou succeeds Spyros Gianniotis, who will continue to act as an independent consultant to the Company to help ensure a seamless transition of financial and operational responsibilities.
Yiannis Papanicolaou, Aegean's Chairman of the Board, commented, "We are pleased to welcome Pavlos as Chief Financial Officer of Aegean. Pavlos brings more than twenty years of extensive senior leadership experience across global marine transportation, business development and financial services. We are confident Pavlos' significant industry knowledge positions him to hit the ground running and support our ongoing efforts to drive growth, profitability and value for all Aegean stakeholders."
Mr. Papageorgiou added, "I am very excited to join the team at Aegean and look forward to helping management deliver on the Company's great potential."
About Pavlos Papageorgiou
Mr. Papageorgiou has more than twenty years of experience in the financial services sector and most recently served as Senior Advisor at Seacor Holdings (NYSE: CKH) where he worked with the executive management team in executing corporate opportunities. While at Seacor, Pavlos held a number of management roles including Chief Financial Officer of Seacor Marine Holdings LLC (SMH), the company's largest operating division that services the offshore oil and gas exploration, development, and production industry worldwide. In addition to his responsibilities as CFO of SMH, Mr. Papageorgiou also helped advise management on strategy and mergers and acquisitions (M&A) activities including deal assessment, structuring and analysis, as well as capital markets.
Prior to his positions at Seacor, Mr. Papageorgiou held various roles of increasing seniority at Morgan Stanley having served as Head of Principal M&A Execution, responsible for major strategic initiatives including deal sourcing, and executing acquisitions. More recently, Pavlos served as Assistant Treasurer and Global Head of Liquidity Planning and Coverage at Morgan Stanley where he led the firm's Global Liquidity Risk Management Framework, including Contingency Funding Plan (CFP), governance, escalation and mitigating actions. Pavlos began his career in the Investment Banking department at Merrill Lynch where he specialized in Telecommunications M&A. Mr. Papageorgiou received a M.Sc. in International Finance from The Grammenos Centre for Shipping, Trade and Finance at City University of London's Cass Business School and a B.S. in International Economics from Georgetown University's School of Foreign Service.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe. For additional information please visit: www.ampni.com.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed or referenced in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. Any forward-looking statements made or referenced in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion or other changes in our business, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1098
Email: investor@ampni.com

Investor Relations / Media Advisor
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel. +1-212-661-7566
Email: aegean@capitallink.com